Exhibit 99.1

Scotiabank announces NVCC Preferred Shares Offering

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Oct. 2, 2018 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced a domestic public offering of Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 40").

Scotiabank has agreed to sell 10 million of Preferred Shares Series 40 to a syndicate of underwriters led by Scotia Capital Inc. on a bought deal basis. Scotiabank has granted the Underwriters an option, exercisable in whole or in part up to 48 hours before closing, to purchase up to an additional 2 million Preferred Shares Series 40 at the same offering price.

Scotiabank will issue Preferred Shares Series 40 priced at $25 per share and holders will be entitled to receive a non-cumulative quarterly fixed dividend, as and when declared by the Board of Directors of Scotiabank, for the initial period ending on and including January 26, 2024 at an annual rate of $1.2125 per share to yield 4.85% per cent annually.

On January 27, 2024 and on January 27 every five years thereafter, Scotiabank may, at its option, subject to regulatory approval, redeem all or any number of the then outstanding Preferred Shares Series 40 at a redemption price of $25 per share. Thereafter, the dividend rate will reset every five years at a rate equal to 2.43% over the 5-year Government of Canada bond yield. Holders of Preferred Shares Series 40 will, subject to certain conditions, have the right to convert all or any part of their shares to Non-cumulative Floating Rate Preferred Shares Series 41 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 41") of Scotiabank on January 27, 2024 and on January 27 every five years thereafter.

Holders of the Preferred Shares Series 41 will be entitled to receive a non-cumulative quarterly floating dividend at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.43%, as and when declared by the Board of Directors of Scotiabank. Holders of Preferred Shares Series 41 will, subject to certain conditions, have the right to convert all or any part of their shares to Preferred Shares Series 40 on January 27, 2029 and on January 27 every five years thereafter.

Closing is expected to occur on October 12, 2018. Scotiabank will make an application to list the Preferred Shares Series 40 as of the closing date on the Toronto Stock Exchange.

Net proceeds of the offering will be used by Scotiabank to fund a portion of the redemption of Non-cumulative 5-Year Rate Reset Preferred Shares Series 20 and Non-cumulative Floating Rate Preferred Shares Series 21 announced on September 25, 2018.

The Preferred Shares Series 40 have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Preferred Shares Series 40 in the United States.

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 96,000 employees and assets of $947 billion (as at July 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/October2018/02/c4238.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, Scotiabank, (416) 775-0798, investor.relations@scotiabank.com; For further information: Christy Bunker, Group Treasury, Scotiabank, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 09:24e 02-OCT-18